                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                              Hartville Group, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    417287109
                                    ---------
                                 (CUSIP Number)

                                Richard O. Berner
                               c/o John Lang, Inc.
                               485 Madison Avenue
                                   23rd Floor
                            New York, New York 10022
                                 (212) 584-2100
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 2 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ISLANDIA, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  86,828,921
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              86,828,921
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    86,828,921
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 3 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN LANG, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  86,828,921
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              86,828,921
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    86,828,921
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 4 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RICHARD BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  86,828,921
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              86,828,921
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    86,828,921
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 5 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EDGAR BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  86,828,921
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              86,828,921
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    86,828,921
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 6 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  86,828,921
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              86,828,921
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    86,828,921
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 7 of 19 Pages
----------------------                                    ----------------------

            The following constitutes Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D initially  filed by Islandia,  L.P. This Amendment No. 3 amends the
Schedule 13D as specifically  set forth and is being filed to update and correct the number of shares of Common Stock that are reported to be beneficially owned.

            Item 3 is hereby amended and restated to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate  purchase price of the Company's  securities  owned by
Islandia is $6,956,894.31. Such securities were acquired with partnership funds.

            Item 5(a) is hereby amended and restated to read as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The  aggregate  percentage  of shares of Common  Stock  reported owned by each Reporting  Person is based upon  125,197,939  shares  outstanding, which is the 55,799,885 shares  outstanding as of April 13, 2007, as reported in the Company's  Preliminary Proxy Statement on Schedule 14A, plus an aggregate of
69,398,054  shares  of  Common  Stock  issuable  upon the  exercise  of the 2004
Warrant,  2005 Warrant,  2006  Warrant,  2006  Debenture,  2007 Warrant and 2007
Debenture.

            As of the close of business on April 19, 2007, Islandia beneficially owned 86,828,921  shares of Common Stock (consisting of (i) 17,430,867 shares of
Common Stock (including 14,656,563 shares of Common Stock issued upon conversion of the 2004 Debenture and 2005 Debenture) owned by Islandia, (ii) 888,284 shares of Common Stock issuable upon exercise of the 2004 Warrant, (iii) 999,222 shares of Common Stock  issuable  upon exercise of the 2005  Warrant,  (iv)  25,316,456 shares of Common Stock  issuable  upon  conversion  of the 2006  Debenture,  (v)
25,316,456  shares of Common Stock  issuable  upon exercise of the 2006 Warrant,
(vi)  8,438,818  shares of Common Stock  issuable  upon  conversion  of the 2007
Debenture and (vii) 8,438,818 shares of Common Stock issuable upon conversion of the  2007  Warrant),  constituting  approximately  69.4%  of  the  Common  Stock outstanding.  As the  general  partner of  Islandia,  John Lang may be deemed to beneficially  own the  86,828,921  shares of  Common  Stock  owned by  Islandia, constituting  approximately  69.4%  of  the  Common  Stock  outstanding.  As the
President of John Lang,  Richard  Berner may be deemed to  beneficially  own the
86,828,921 shares of Common Stock owned by Islandia,  constituting approximately
69.4% of the Common Stock outstanding. As a Vice President of John Lang, each of
Edgar Berner and Thomas Berner may be deemed to beneficially  own the 86,828,921 shares of Common Stock owned by Islandia,  constituting  approximately  69.4% of the Common Stock outstanding.  Each of John Lang,  Richard Berner,  Edgar Berner
and Thomas Berner disclaims  beneficial  ownership of the shares of Common Stock owned by Islandia.

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 8 of 19 Pages
----------------------                                    ----------------------

            Item 6 is hereby amended to add the following:

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT TO SECURITIES OF THE ISSUER.

            On September 5, 2006,  Islandia  entered into a Securities  Purchase
Agreement (the "Palisades  Purchase  Agreement")  with Palisades  Master Fund LP
("Palisades")  whereby  Islandia  agreed  to  purchase  1,008,251  Shares of the
Company, for an aggregate cash purchase price of $80,660.08, from Palisades. The transaction  was  consummated  on September  13, 2006.  The  Palisades  Purchase
Agreement  is  attached  as  Exhibit  19 hereto  and is  incorporated  herein by reference.

            Item 7 is hereby amended to include the following:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            18.   Powers of Attorney

            19.   Palisades Purchase Agreement

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 9 of 19 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2007               ISLANDIA, L.P.

                                    By: John Lang, Inc.
                                        General Partner

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        Edgar Berner, Vice President

                                    JOHN LANG, INC.

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        Edgar Berner, Vice President

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        EDGAR BERNER
                                        as Attorney in Fact for Richard
                                        Berner, Individually

                                    /s/ Edgar Berner
                                    --------------------------------------------
                                    EDGAR BERNER

                                    By: /s/ Edgar Berner
                                        ----------------------------------------
                                        EDGAR BERNER
                                        as Attorney in Fact for Thomas
                                        Berner, Individually

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 10 of 19 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                               Page
      -------                                                               ----

1.    Joint Filing Agreement by and among Islandia,                          (1)
      L.P., John Lang, Inc., Richard O. Berner, Edgar R.
      Berner and Thomas Berner, dated August 10, 2006.

2.    2004 Securities Purchase Agreement.                                    (1)

3.    2004 Debenture.                                                        (1)

4.    2004 Warrant.                                                          (1)

5.    2004 Registration Rights Agreement.                                    (1)

6.    Amendment Agreement. (1)

7.    2005 Debenture.                                                        (1)

8.    2005 Warrant.                                                          (1)

9.    2006 Securities Purchase Agreement.                                    (1)

10.   2006 Debenture.                                                        (1)

11.   2006 Warrant.                                                          (1)

12.   2006 Registration Rights Agreement.                                    (1)

13.   Conversion Agreement. (1)

14.   2007 Securities Purchase Agreement.                                    (1)

15.   2007 Debenture.                                                        (1)

16.   2007 Warrant.                                                          (1)

17.   2007 Registration Rights Agreement.                                    (1)

18.   Powers of Attorney                                                      11

19.   Palisades Purchase Agreement                                            13

(1)   Previously filed.

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 11 of 19 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints RICHARD BERNER signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1.  execute  for and on behalf of the  undersigned  all  filings  with the
Securities and Exchange  Commission  relating to the business of Islandia,  L.P.
including,  but not limited to, any Forms 3, 4 or 5, Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his  individual  capacity as a result of the  undersigned's  beneficial ownership of, or participation in a group with respect to,  securities  directly or indirectly beneficially owned by Islandia, L.P.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The  undersigned  hereby  grant to such  attorney-in-fact  full  power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted.  The undersigned  acknowledge that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This Power of Attorney shall remain in full force and effect until revoked by any  of the  undersigned  in a  signed  writing  delivered  to the  foregoing attorney-in-fact

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 19th day of April, 2007.

/s/ Edgar Berner
------------------------
Edgar Berner

/s/ Thomas Berner
------------------------
Thomas Berner

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 12 of 19 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints EDGAR BERNER signing singly, the undersigned's true and lawful attorney-in-fact to:

      1.  execute  for and on behalf of the  undersigned  all  filings  with the
Securities and Exchange  Commission  relating to the business of Islandia,  L.P.
including,  but not limited to, any Forms 3, 4 or 5, Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his  individual  capacity as a result of the  undersigned's  beneficial ownership of, or participation in a group with respect to,  securities  directly or indirectly beneficially owned by Islandia, L.P.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The  undersigned  hereby  grant to such  attorney-in-fact  full  power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted.  The undersigned  acknowledge that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This Power of Attorney shall remain in full force and effect until revoked by any  of the  undersigned  in a  signed  writing  delivered  to the  foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 17th day of April, 2007.

/s/ Richard Berner
------------------------
Richard Berner

/s/ Thomas Berner
------------------------
Thomas Berner

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 13 of 19 Pages
----------------------                                    ----------------------

                          SECURITIES PURCHASE AGREEMENT

      SECURITIES PURCHASE AGREEMENT (this "AGREEMENT"), dated as of September 5,
2006, by and among  Palisades  Master Fund LP (the "SELLER") and Islandia,  L.P.
(the "Purchaser").

                             W I T N E S S E T H:
                             - - - - - - - - - -

      WHEREAS,  the Purchaser desires to purchase from the Seller and the Seller desires to sell to the Purchaser  1,008,251  shares of common stock of Hartville
Group, Inc. (the "COMPANY") to the Seller pursuant to the terms hereunder.

      NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

                                    ARTICLE I

                         PURCHASE AND SALE OF THE SHARES

      Section 1.1.  PURCHASE AND SALE OF THE SHARES.  Upon the terms and subject to the  conditions of this  Agreement  and on the basis of the  representations, warranties and agreements  contained herein,  the Seller hereby sells,  assigns, transfers  and  conveys to the  Purchaser  the Shares and the  Purchaser  hereby purchases  the Shares from the Seller for an aggregate  cash  purchase  price of
$80,660.08 (the "PURCHASE PRICE"). The Purchaser shall pay the Purchase Price by one or more wire transfers of immediately available funds to the Seller pursuant to the wire transfer  instructions  set forth on SCHEDULE A attached hereto upon receipt by Feldman Weinstein & Smith, LLP of the Seller's deliveries pursuant to
Section 1.3.

      Section 1.2. TIME AND PLACE OF CLOSING.  The closing (the "Closing") shall take place at the  offices of Feldman  Weinstein  & Smith,  LLP,  420  Lexington
Avenue, New York, New York 10170-0002,  as soon as possible following  September
1, 2006,  but in no event later than  September  30, 2006, or at such other date and time as Seller and Purchaser shall mutually agree  (hereinafter the "CLOSING
DATE").

      Section 1.3. CLOSING DELIVERIES.  At the Closing, subject to the terms and conditions  hereof,  Seller shall deliver to Feldman  Weinstein & Smith,  LLP in escrow for the  benefit  of  Purchaser  a  certificate  representing  the Shares registered in the name of Islandia, L.P.

      Section 1.4. TERMINATION. This Agreement and the transactions contemplated hereunder may be terminated by the Seller or the Purchaser, by written notice to the other  party,  if the Closing of the purchase and sale of the Shares has not been consummated on or before  September 30, 2006;  provided,  HOWEVER,  that no such termination will affect the right of any party to sue for any breach by the other party.

                                   ARTICLE II

             REPRESENTATIONS AND WARRANTIES REGARDING THE SELLER

      The Seller hereby represents and warrants to the Purchaser as follows:

      Section  2.1.  AUTHORIZATION.  The Seller has the power and  authority  to execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly authorized by all requisite  action.  This Agreement has been duly  authorized,  executed and delivered by the Seller and constitutes its

----------------------                                    ----------------------
CUSIP No. 417287109                   13D                    Page 14 of 19 Pages
----------------------                                    ----------------------

valid and binding  obligation,  enforceable  against it in  accordance  with its terms, subject to bankruptcy,  insolvency, fraudulent transfer,  reorganization, moratorium  and similar laws of general  applicability  relating to or affecting creditors' rights and to general equity principles.

      Section 2.2. NO CONSENTS.  No notice to,  filing with,  or  authorization, registration,  consent  or  approval  of any  governmental  authority  or  other
individual,  partnership,   corporation,  joint  stock  company,  unincorporated
organization or association, trust or joint venture, or a governmental agency or political subdivision thereof (each, a "Person") is necessary for the execution,
delivery  or  performance  of  this  Agreement  or  the   consummation   of  the
transactions contemplated hereby by it.

      Section 2.3.  AFFILIATION  WITH  COMPANY.  The Seller is not and has never been an "affiliate" of the Company,  as defined in Rule 405 under the Securities
Act of 1933, as amended (the "1933 ACT").

      Section 2.4. OWNERSHIP OF THE SHARES. The Seller has beneficially held the
Shares  since  February  2005  whereupon  the Seller  received the Shares upon a cashless  exercise of certain  Warrants  of the Company  issued to the Seller on
November 11, 2004. The Seller has owned the Shares  beneficially  and of record,
free  and   clear  of  any   liens,   claims  or   encumbrances   (collectively,
"ENCUMBRANCES").  The Seller has not entered into any agreement,  arrangement or other  understanding (i) granting any option,  warrant or right of first refusal with respect to the Shares to any Person, (ii) restricting its right to sell the
Shares to the  Purchaser,  or (iii)  restricting  any other of its  rights  with respect to the Shares.  It has the absolute and  unrestricted  right,  power and capacity to sell, assign and transfer the Shares to the Purchaser free and clear of any  Encumbrances.  Upon payment in full of the Purchase Price, the Purchaser will acquire good, valid and marketable  title to the Shares,  free and clear of any Encumbrances created by the Seller.

      Section  2.5.  NO  BROKERS  AND NO  SOLICITATION.  No Person is or will be entitled to a broker's,  finder's,  investment banker's,  financial adviser's or similar fee from it in connection with this Agreement or any of the transactions contemplated  hereby.  Neither the Seller nor any person acting on behalf of the
Seller has offered or sold any of the Shares by any form of general solicitation or general advertising.

                                   ARTICLE III

            REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASER

      The Purchaser hereby represents and warrants to the Seller as follows:

      Section 3.1.  AUTHORIZATION.  The Purchaser has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly authorized by all requisite  action.  This Agreement has been duly authorized, executed and delivered by it and constitutes its valid and binding agreement,  enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer,  reorganization,  moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      Section  3.2.  ACCESS TO  INFORMATION.  The  Purchaser  has  received  all information  regarding  the Company  that it deems  necessary  or  advisable  to evaluate the risks and merits of an  investment in the Shares.  It  acknowledges that neither the Seller nor any of its authorized  representatives have made any representation or warranty regarding the Company or an investment in the Shares, other than as contained herein.  Purchaser has made its own investigation of the business  of the Company in making  Purchaser's  determination  to purchase  the
Shares.  Purchaser  understands  that its  investment  in the Shares  involves a significant degree of risk.

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CUSIP No. 417287109                   13D                    Page 15 of 19 Pages
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      Section  3.3.  BROKERS.  No person is or will be  entitled  to a broker's, finder's,  investment  banker's,  financial  adviser's or similar fee from it in connection with this Agreement or any of the transactions contemplated hereby.

      Section 3.4.  ACCREDITED  INVESTOR.  Such Purchaser  represents  that it is an "Accredited Investor" as defined in Regulation D under the 1933 Act.

      Section 3.5. OWN ACCOUNT.  Such  Purchaser is acquiring the  Securities as principal  for its own  account  and not with a view to or for  distributing  or reselling  such  Securities  or any part thereof in violation of the 1933 Act or any applicable  state  securities law, has no present  intention of distributing any of such  Securities  in  violation of the 1933 Act or any  applicable  state securities law and has no direct or indirect  arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities
(this  representation  and warranty not limiting such Purchaser's  right to sell the Securities  pursuant to a registration  statement or otherwise in compliance with applicable  federal and state securities laws) in violation of the 1933 Act or any applicable  state  securities law. Such Purchaser is acquiring the Shares hereunder in the ordinary course of its business. Such Purchaser is not required to be  registered as a  broker-dealer  under  Section 15 of the  Securities  and
Exchange Act of 1934, as amended.

      Section 3.6. RELIANCE ON EXEMPTIONS.  Such Purchaser  understands that the
Shares is being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that Seller is relying upon the truth and accuracy of, and such  Purchaser's compliance with, the representations,  warranties,  agreements,  acknowledgments and  understandings of such Purchaser set forth herein in order to determine the availability  of such exemptions and the eligibility of the Purchaser to acquire the  Shares.  Such  Purchaser  is not  purchasing  the Shares as a result of any advertisement,  article,  notice or other  communication  regarding  the  Shares published  in any  newspaper,  magazine  or  similar  media  or  broadcast  over television,  radio or a "webcast" over the Internet, or presented at any seminar or any other general solicitation or general advertisement.

      Section  3.7.  FINANCIAL  RESOURCES.  It  has  presently  available  to it sufficient cash resources to enable it to pay the Purchase Price.

                                   ARTICLE IV

                         SURVIVAL, AMENDMENT AND WAIVER

      Section 4.1.  SURVIVAL.  The  representations  and warranties  contained in this Agreement or any  certificate  delivered in connection  herewith shall survive the sale of the Shares as contemplated hereby.

      Section 4.2. AMENDMENTS.  This Agreement (including the provisions of this
Section 4.2) may not be amended or modified  except by an  instrument in writing signed  on  behalf  of  all  of  the  parties  affected  by  such  amendment  or modification.

      Section 4.3. EXTENSION; WAIVER. The parties hereto may (i) extend the time for  performance  of any of the  obligations  or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties  hereto  contained  herein or in any document  delivered  pursuant hereto,  and (iii)  waive  compliance  with any of the  agreements  of the other parties  hereto  or  satisfaction  of any  of the  conditions  to  such  party's obligations contained herein. Any agreement on the part of a party hereto to any such  extension or waiver shall be valid only if set forth in an  instrument  in writing signed on behalf of such party.  The failure of a party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

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CUSIP No. 417287109                   13D                    Page 16 of 19 Pages
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                                    ARTICLE V

                                  MISCELLANEOUS

      Section 5.1. NOTICES. All notices,  requests, claims, demands, waivers and other  communications  hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand,  when  delivered by courier,  three days after  being  deposited  in the mail  (registered  or  certified  mail,  postage prepaid,  return receipt requested),  or when received by facsimile transmission upon receipt of a confirmed transmission report, as follows:

If to the Purchaser:    485 Madison Avenue
                        23rd Floor
                        New York, New York 10022
                        Attn: Linda Ligouri, CFO

If to the Seller:       300 Colonial Center Parkway
                        Suite 260
                        Roswell, Georgia 30076

Any party hereto, by notice given to the other parties hereto in accordance with this  Section 5.1 may change the  address or  facsimile  transmission  number to which such notice or other communications are to be sent to such party.

      Section  5.2.  EXPENSES.  Each of the  parties  hereto  shall  pay its own expenses incident to this Agreement and the transactions contemplated herein.

      Section 5.3. GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.
This  Agreement  shall be governed by, and  construed in  accordance  with,  the internal laws of the State of New York,  without  reference to the choice of law principles  thereof.  Each of the  parties  hereto  irrevocably  submits  to the exclusive  jurisdiction  of the  courts of the State of New York  located in New
York County and the United States  District  Court for the Southern  District of
New York for the purpose of any suit, action, proceeding or judgment relating to or arising  out of this  Agreement  and the  transactions  contemplated  hereby.
Service of process in connection with any such suit, action or proceeding may be served on each party  hereto  anywhere  in the world by the same  methods as are specified  for the giving of notices under this  Agreement.  Each of the parties hereto  irrevocably  consents to the  jurisdiction of any such court in any such suit,  action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or  proceeding  brought in such courts and  irrevocably  waives any claim that any such  suit,  action or  proceeding  brought  in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO
REQUEST A TRIAL BY JURY IN ANY  LITIGATION  WITH RESPECT TO THIS  AGREEMENT  AND
REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

      Section 5.4.  ASSIGNMENT;  SUCCESSORS AND ASSIGNS;  NO THIRD PARTY RIGHTS.
This  Agreement  may not be assigned by operation of law or  otherwise,  and any attempted  assignment  shall be null and void.  This Agreement  shall be binding upon and inure to the benefit of the parties hereto and their respective  heirs, successors, permitted assigns and legal representatives. This Agreement shall be for the sole  benefit of the  parties  to this  Agreement  and their  respective heirs,  successors,  permitted  assigns  and  legal  representatives  and is not intended,  nor shall be  construed,  to give any Person,  other than the parties
hereto   and   their   respective   heirs,   successors,   assigns   and   legal
representatives, any legal or equitable right, remedy or claim hereunder.

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CUSIP No. 417287109                   13D                    Page 17 of 19 Pages
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      Section  5.5.  EXECUTION.  This  Agreement  may be executed in two or more counterparts,  all of which when taken  together shall be considered one and the same agreement and shall become effective when  counterparts have been signed by each party and  delivered  to the other  party,  it being  understood  that both parties need not sign the same  counterpart.  In the event that any signature is delivered by facsimile  transmission  or by e-mail  delivery of a ".pdf"  format data file,  such  signature  shall create a valid and binding  obligation of the party  executing (or on whose behalf such  signature is executed)  with the same force and effect as if such facsimile or ".pdf"  signature page were an original thereof.

      Section  5.6.  TITLES  AND  HEADINGS.  The  titles  and  headings  in this
Agreement are for reference  purposes  only, and shall not in any way affect the meaning or interpretation of this Agreement.

      Section  5.7.  ENTIRE  AGREEMENT.  This  Agreement  constitute  the entire agreement  among the  parties  with  respect to the matters  covered  hereby and thereby and supersede all previous written, oral or implied understandings among them with respect to such matters.

      Section 5.8. SEVERABILITY.  The invalidity of any portion hereof shall not affect the validity,  force or effect of the remaining portions hereof. If it is ever held that any restriction  hereunder is too broad to permit  enforcement of such restriction to its fullest extent,  such  restriction  shall be enforced to the maximum extent permitted by law.

      Section 5.9.  INTERPRETATION.  Unless otherwise  indicated to the contrary herein  by the  context  or use  thereof:  (i) the  words,  "herein,"  "hereto,"
"hereof" and words of similar  import refer to this Agreement as a whole and not to any  particular  Section  or  paragraph  hereof;  (ii)  words  importing  the masculine gender shall also include the feminine and neutral  genders,  and vice versa; and (iii) words importing the singular shall also include the plural, and vice versa.

      Section  5.10.  NO  STRICT  CONSTRUCTION.   Each  of  the  parties  hereto
acknowledge that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.

      Section 5.11 LEGAL CONFLICT.  The Seller and the Purchaser acknowledge and agree that Feldman  Weinstein,  LLP has acted as legal  counsel for both parties from time to time as it relates  to the  Company.  The Seller and the  Purchaser consent to Feldman  Weinstein,  LLP in such capacity as legal counsel for either party and waive any claim that such  representation  represents  a  conflict  of interest on the part of Feldman Weinstein, LLP.

                  [Remainder of page intentionally left blank]

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CUSIP No. 417287109                   13D                    Page 18 of 19 Pages
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            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                              SELLER:

                              PALISADES MASTER FUND LP

                              By:
                                  ---------------------------
                              Name:
                              Title:

                              PURCHASER:

                              ISLANDIA, L.P.

                              By: /s/ Edgar R. Berner
                                  ---------------------------
                              Name: Edgar R. Berner
                              Title: Vice President of John Lang, Inc., G.P.

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CUSIP No. 417287109                   13D                    Page 19 of 19 Pages
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                                                                      SCHEDULE A

                       SELLER'S WIRE TRANSFER INSTRUCTIONS